March 10, 2010

Kevin L. Vaughn
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3030
Washington, D.C. 20549

Re:	White Electronic Designs Corporation Form 10-K for fiscal year ended September 30, 2009 Filed December 11, 2009 Form 10-Q for the quarter ended December 31, 2009 File No. 001-04817

Dear Mr. Vaughn

We submit this letter in response to comments from your staff of the Securities and Exchange Commission (the “Staff”), received by letter dated February 25, 2010 relating to White Electronic Designs Corporation’s Form 10-K filed on December 11, 2009 and Form 10-Q filed on February 9, 2010 (File No. 001-04817).

We appreciate that your review is intended to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for fiscal year ended September 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

Fiscal Year ended September 30, 2009 compared to Fiscal Year ended September 30, 2008, page 25

Comment:

1.	Although we note your disclosure that “higher sales” impacted your revenues for the period, there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. In future filings, please revise to separately quantify the effects of volume and pricing changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response:

In future filings, in specific cases where we are able to quantify and attribute material increases (or decreases) in revenues due specifically to changes in our sales volume, selling prices or the introduction of new products or services, we will include additional disclosure to quantify the effects attributable to revenue to one or more of these factors, as applicable.

Financial Statements, page 42

Note 2. Summary of Significant Accounting Policies, page 47

j. Revenue Recognition, page 48

Comment:

2.	In your description of when revenue is recognized on product sales, with regards to title passing, you state that it “usually occurs at the time of shipment.” Please clarify, with a view towards disclosure, for us the situations in which title to your product passes to the customer other than at the time of shipment and if material, quantify the percentage of your sales that it represents.

Response:

We acknowledge the Staff’s comments with respect to the use of the word “usually” when describing when revenue is recognized on our product sales. The majority of our product sales are sold freight on board (“FOB”) shipping point, in which title passes to the customer at the time of shipment. However, there are certain circumstances in which the shipment terms are FOB destination and transference of title occurs at the point of delivery. On average, less than 5% of our product shipments are sold FOB destination, which we do not consider to be material to our total revenue.

Note 14. Geographical Information, page 69

Comment:

3.	We note your disclosure of revenues by geographic segment. If revenues from customers attributed to any individual country are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Response:

On a quarterly basis, revenue from customers attributed to an individual country is typically less than 10% of total revenue, with the exception of the United States of America, which is approximately 65% to 70% of our total revenue and is specifically identified in our filings. In future filings, if material, we will separately disclose any revenues from customers attributed to any individual country.

Comment:

4.	Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.

Response:

We acknowledge the Staff’s comment. In future filings, we will disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a of the FASB Accounting Standards Codification which we determine by the ship to location of our product sales.

Form 10-Q for the quarter ended December 31, 2009

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting

Comment:

5.	We note your disclosure that “[T]there were no significant changes in [y]our internal control over financial reporting...that have materially affected, or are reasonably likely to materially affect [your] internal control over financial reporting”. Please clarify whether there were any changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If so, please explain to us the nature of these changes and revise to provide disclosure in future filings. If not, please remove the term “significant” in future filings to avoid confusion.

Response:

We confirm that there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, we will discontinue using the word “significant” as a modifier for changes in internal controls over financial reporting. The use of the word “significant” was not intended to limit our response to the required disclosure and removing it would have no impact on our conclusion for the applicable period.

Closing

Furthermore, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the Staff’s comments. Please contact Leslie Striedel at (602) 437-1520 with any questions you may have regarding the foregoing.

Sincerely,

/s/ Leslie S. Striedel
Vice President of Finance

Attachment

cc:	David Burton, Division of Corporation Finance Lynn Dicker, Division of Corporation Finance Gerald R. Dinkel, President and Chief Executive Officer

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